

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 24, 2013

Via E-mail
Richard A. Barasch
Chairman and Chief Executive Officer
Universal American Corp.
44 South Broadway
Suite 1200
White Plains, NY 10601

> **Re: Universal American Corp.**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed March 6, 2013**
> **File No. 001-35149**

Dear Mr. Barasch:

We have limited our review of your filing to your financial statements and related disclosures and do not intend to expand our review to other portions of your document.   In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Healthcare Reform, page 63

1. Although you discuss the provisions of the Affordable Care Act that have impacted and will impact your operations, you do not appear to quantify the impact on your historical financial statements or the expected impact on your future liquidity, results of operations or financial position. Please provide us proposed revised disclosure to be included in future periodic reports that quantifies the impact of Healthcare Reform on your historical financial statements or demonstrate to us why such information would not be meaningful to investors. In addition, please provide proposed revised disclosure to be included in future periodic reports that discloses, as a known trend or uncertainty, the anticipated

impact of current and expected provisions of the Affordable Care Act that will become effective or explain to us why you cannot estimate the impact.

Results of Operations

Consolidated Overview, page 65

2. Please provide us proposed revised disclosure to be included in future periodic reports that explains the following:
   - The increase in consolidated fee and other income from $15.8 million in 2011 to $128.7 million in 2012.
   - The increase in consolidated other operating costs and expense from $356.5 million in 2011 to $422.6 million in 2012 especially considering the decline in net premiums and policyholder fees earned from $2,221 million in 2011 to $1,990 million in 2012.
   - The increase in corporate & other segment revenue from $15.2 million in 2011 to $264.6 million as disclosed in Note 25 on page F-68.

   To the extent these increases are a result of your acquisition of APS Healthcare, please clarify. Also, please consider specifically adding a discussion of corporate & other segment revenues to your existing segment analysis.

Years ended December 31, 2012 and 2011, page 66

3. Refer to your Senior Managed Care—Medicare Advantage segment discussion. Please provide us proposed disclosure to be provided in future periodic reports that reconciles the net favorable prior year development of $27.4 million in 2012 and $22.8 million in 2011 to the prior year favorable development of $580 thousand in 2012 and $8.367 million in 2011 shown in the tables on pages 81 and F-45. In addition, please provide proposed disclosure to clarify why your reserves developed favorably in excess of $20 million in 2011 and 2012.

Liquidity and Capital Resources
Sources and Uses of Liquidity to the Parent Company, Universal American Corp., page 75

4. Please provide us proposed revised disclosure to be included in future periodic reports that quantifies the parent company's short-term and long-term obligations over the next few years and any plans to deploy excess capital, and that quantifies the sources of liquidity to meet these obligations and plans.

Critical Accounting Policies
Goodwill and other intangible assets, page 83

5. On page 85, you disclose that the fair value of APS Healthcare exceeded its carrying value by 1% when you performed your goodwill impairment assessment at October 1, 2012. You also disclose your general approach in determining the fair value of your

reporting units. Given the narrow excess of fair value in your APS Healthcare reporting unit, please provide us proposed revised disclosure to be included in future periodic reports that:

- Highlights here the amount of goodwill allocated to the APS Healthcare reporting unit;
- Given your apparent operating losses at this reporting unit, expands your discussion of the degree of uncertainty associated with your key assumptions to provide insight into when you expect profitability; and
- Explains how you incorporate your stock price and market capitalization into your goodwill impairment assessment when it appears that your stockholders' equity exceeds your market capitalization by as much as approximately $150 million.

Notes to Consolidated Financial Statements

Note 2: Basis of Presentation, page F-11

6. Please provide us your analysis including reference to the authoritative literature supporting why you are not considered the primary beneficiary of the Accountable Care Organizations, or ACOs. Refer to ASC 810-10-25-38 including 25-38A through 25-38G.

Note 3: Summary of Significant Accounting Policies

Membership, page F-22 and Medicare Risk Adjustment Provisions, page F-22

7. Please provide us proposed revised disclosure to be included in future periodic reports that clarifies how you account for the retroactive changes in membership and retroactive adjustments to premiums reported to you by CMS. In this regard, please clarify whether, and if so how, you make estimates of these potential adjustments/changes. Separately reference for us the authoritative literature you rely upon to support your policy.

Recognition of Premium Revenues and Policy Benefits—Medicare Plans, page F-23

8. In risk factors at the bottom of page 23 and elsewhere in your filing you discuss the Star Rating quality bonus program. Please provide us proposed revised policy disclosure to be included in future periodic reports that clarifies how you account for any Star Rating bonuses.

Note 18: Accumulated Other Comprehensive Income (Loss), page F-55

9. You disclose that a long-term claim reserve adjustment is a component of accumulated other comprehensive income. In your investments policy in Note 3 on page F-16 you indicate that unrealized investment gains and losses are reported in accumulated other comprehensive income net of the effect on long-term claim reserves and deferred policy acquisition costs. Please explain to us why a long-term claim reserve adjustment is a

component of accumulated other comprehensive income and reference for us the
authoritative literature you rely upon to support your accounting.

Note 21: Statutory Financial Data, page F-60

10. Please provide us proposed disclosure to be included in future periodic reports to address
the following:
- Although you disclose in this note that your insurance subsidiaries currently exceed
the minimum statutory capital and surplus requirements, please disclose the amount
of statutory capital and surplus necessary to satisfy regulatory requirements if
significant in relation to actual statutory capital and surplus, as required under ASC
944-505-50-1b. If not significant, please clarify in the disclosure.
- Disclose the amount of retained earnings or net income that is restricted or free of
restrictions for payment of dividends by Universal American Corp. to its
stockholders as required by Rule 4-08(e)(1) of Regulation S-X.
- Provide the disclosures required under ASC 944-505-50-2 through 50-6, if applicable.
- Regarding your disclosure that statutory amounts for the latest period are unaudited,
remove this designation as this information is required by ASC 944-505-50-1a. To
the extent you intended to express that the audits of your statutory financial
statements were not yet complete at the time you issued your financial statements, we
do not believe that the timing of regulatory filings is relevant to disclosures required
by GAAP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company
acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose
the Commission from taking any action with respect to the filing; and
- the company may not assert staff comment as a defense in any proceeding initiated by the
Commission or any person under the federal securities laws of the United States.

You may contact Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638 if you have any questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant